UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-07573

PARKER DRILLING COMPANY
(Exact name of registrant as specified in its charter)

5 Greenway Plaza, Suite 100
Houston, Texas 77046
(281) 406-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:           131

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Parker Drilling Company has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

PARKER DRILLING COMPANY
Date:	March 19, 2020	By:	/s/ Jennifer Simons
		Name:	Jennifer Simons
		Title:	Vice President, General Counsel & Secretary